Exhibit 99 p.

CODE OF ETHICS

Pursuant to the requirements of Rule 17j-1 (under the Investment Company Act of 1940) and in order to protect against certain unlawful acts, practices and courses of business by  certain individuals or entities  related to The Fifty-Six Fund, (the "Fund"), the Fund hereby adopted the following Code of Ethics and procedures for implementing the provisions of the Code concerning the management of securities that the Fund considers for purchase or sale:

1 As used in this Code of Ethics: a) "Access Person" means a Director, Officer or Advisory Person  (as defined in b below) of the Fund;

b) "Advisory Person" means any Fund employee who, in connection with his regular functions or duties, makes, participates in, obtains information about purchase or sale of a security by the Fund or whose functions or duties relate to the making of such recommendations, and any natural person in a control relationship to the Fund who obtained information concerning recommendations made to the Fund with regard to the purchase or sale of any Security;

c) "Affiliated Person" has the meaning set forth in Section 2 (a) (3) of the Investment Company Act of 1940;

d) "Purchase or Sale of a Security" includes the writing of an option to pur-chase or sell a Security;

e) "Security" has the meaning set forth in Section 3 (a) (10) of the Securities Act of 1940 as amended;

f) "Portfolio Security" means any Security that is being or during the past 30 days has been purchased or sold by the Fund or considered by the Fund for purchase or sale by the Fund;

g) "Person" means a natural person, partnership, corporation, trust, estate, joint venture, business trust, association, cooperative, government (or any subdivision, branch or agency thereof), governmental entity, foundation, or other entity.

2 No Director, Oficer, Employee or other Affiliated Person or Access Person ("Covered Person") or any  "Member of the Immediate Family"  (as defined in Section 2 (a) (19) of the Investment Company Act of 1940) of any Covered Person, shall purchase or sell any Security that is a Portfolio Security, any Security convertable into a Portfolio Security or an optiion to purchase before or sell before such Security, or any Security into which a Portfolio Security is convertable or with respect to which a Portfolio Security gives its owner an option to purchase or sell such Security.

3 a) On the 3rd Tuesday of each even month, the Fund shall provide each Covered Person with copies of all Portfolio Securities and all securities held as of the end of the previous briefing ("Held Securities").

b) On the same day, each Covered Person shall provide the Fund with a list of the names and amounts of all Securities owned by the Fund and also held by such person and/or members of his immediate family as of the end of the previous 3rd Tuesday of even months.

4 No Covered Person shall disclose, divulge or communicate to any person (other than another Covered Person) directly or indirectly, any "inside" information regarding the Fund and relating to Held Securities, Portfolio Securities or any completed or proposed transactions involving Held Securities and/or Portfolio

Securities.

5 The Fund shall require that its Investment Adviser that provides investment advice, its Transfer agent and Principal Broker adopt Codes of Ethics substantially identical to this Code with respect to the Fund's Portfolio Securities.